TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
November 17, 2015

Manulife announces Subordinated Debenture issue

TORONTO - The Manufacturers Life Insurance Company (“MLI”), the Canadian insurance company subsidiary of Manulife Financial Corporation, announced today that it intends to issue $1 billion principal amount of 3.181% fixed/floating subordinated debentures due November 22, 2027 (the “Debentures”). MLI intends to file a prospectus supplement to its existing base shelf prospectus in respect of this issue.

The Debentures will bear interest at a fixed rate of 3.181% until November 22, 2022 and thereafter at a rate of 1.57% over the three month CDOR. The Debentures mature on November 22, 2027.

Subject to prior regulatory approval, MLI may redeem the Debentures, in whole or in part, on or after November 22, 2022 at a redemption price equal to par, together with accrued and unpaid interest to the date fixed for redemption. The Debentures will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of MLI from time to time issued and outstanding.

The Debentures will be fully and unconditionally guaranteed on a subordinated basis by Manulife Financial Corporation, as to payment of principal, premium, if any, interest and redemption price, if any.

The offering is being done on a best efforts agency basis by a syndicate co-led by RBC Capital Markets, BMO Capital Markets and Scotiabank Global Banking and Markets and that includes CIBC World Markets, TD Securities, Bank of America Merrill Lynch, National Bank Financial, HSBC Securities, Desjardins Securities, Canaccord Capital, Laurentian Bank Securities and Manulife Securities Incorporated. The offering is expected to close on November 20, 2015.

MLI intends to use the net proceeds from the offering for general corporate purposes, including future refinancing requirements.

The Debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2014, we had 28,000 employees, 58,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of September 2015, we had $888 billion (US$663 billion) in assets under management and administration, and in the previous 12 months we made more than $23 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.  Follow Manulife on Twitter @ManulifeNews or visit www.manulife.com or www.johnhancock.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com